GENOBANK. IO INC.

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S AUDIT REPORT
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Genobank.io Inc.
San Jose, California.

We have audited the accompanying financial statements of Genobank.io Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genobank.io, Inc. as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 13, 2020
Los Angeles, California

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,027	$	36
Other current assets		1,619		-
Total current assets		**2,646**		**36**
Non current assets				
Property and equipment, net		3,832		-
Total assets	$	**6,478**	$	**36**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Non Current Liabilities:				
SAFEs note		165,000		-
Total liabilities		**165,000**		**-**
STOCKHOLDERS' EQUITY				
Common stock		71		71
Subscription receivable		(71)		(71)
Additional paid in capital		50		50
Retained earnings/(Accumulated Deficit)		(158,572)		(14)
Total Stockholders' equity		**(158,522)**		**36**
Total liabilities and stockholders' equity	$	**6,478**	$	**36**

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	94,143	14
Research and development	56,312	-
Sales and marketing	8,103	-
Total operating expenses	158,558	14
Operating income/(loss)	(158,558)	(14)
Interest expense	-	-
Income/(Loss) before provision for income taxes	(158,558)	(14)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (158,558)**	**$ (14)**

See accompanying notes to financial statements.

(in , $US)	Common StocK		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount				
Inception (May 29, 2019)	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	(14)	(14)
Issuance of Common Stock	7,100,000	71	(71)	50	-	50
Contribution	-	-	-	-	-	
Balance—December 31, 2018	**7,100,000**	71	$ (71)	$ 50	$ (14)	36
Net income/(loss)	-	-	-	-	(158,558)	(158,558)
Balance—December 31, 2019	**7,100,000** $	**71**	$ (71)	$ 50	$ (158,572)	$ (158,522)

See accompanying notes to financial statements.

GENOBANK.IO INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2019		2018	
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(158,558)	$	(14)
Depreciation		14		
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other current assets		(1,619)		
Net cash provided/(used) by operating activities		**(160,163)**		**(14)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(3,846)		-
Net cash provided/(used) by investing activities		**(3,846)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder contribution		-		50
Issuance of SAFE notes		165,000		-
Net cash provided/(used) by financing activities		**165,000**		**50**
Change in cash, cash equvalents and restricted cash		991		36
Cash, cash equivalents and restricted cash —beginning of year		36		-
Cash, cash equivalents and restricted cash —end of year	$	**1,027**	$	**36**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Genobank.io Inc., was formed on May 24, 2018 ("Inception") in the State of Delaware.   The financial statements of Genobank.io Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, CA.

Genobank.io Inc., is a decentralized platform that enables users to establish ownership, store, process & control of their Genomic data by using our Blockchain enabled and patent pending "In Crypto Saliva DNA extraction Kit". After receiving your saliva sample stored our FDA approved kit, we'll process it in a CLIA certified Lab within US to obtain your DNA data and deposit the resulting files into a personal, safe data container that will be encrypted using your private key, so only the owner of that secret can read the data.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Restricted cash

Restricted cash is that portion of cash that is set aside for a specific purpose and is not available for general business use on an immediate basis. This cash is held on a special account (escrow account) and it pertains to fundraising from crowdfunding campaign, and it remain separate from the rest of the company's cash and cash equivalent.

Income Taxes

Genobank.io. Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Software Development Costs

The Company recognized software development costs based on the guidance of Accounting Standards Codification (ASC) 985, *Software.* The software has not reached technological feasibility, and therefore, the Company has expensed all costs incurred to date.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 13, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Assets consist of:		
Due from Daniel Uribe Benitez	$ 1,619	$ -
Total Other Current Assets	**$ 1,619**	**$ -**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000, shares of our common stock with par value of $0.00001. As of December 31, 2019, 7,100,000 shares of common stock are issued and outstanding for a consideration of $71.

DEBT

Future Equity Obligations (SAFEs)

During 2019 , the Company entered into four Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $165,000.

The SAFE notes carry different discount rates. The following is the breakout:

As of December 31, 2019

Insturment	Amount	Valuation Cap	Discount
SAFE	$ 50,000	N/A	60%
SAFE	10,000	N/A	70%
SAFE	85,000	N/A	75%
SAFE	20,000	N/A	80%
Total	**$ 165,000**		

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

If there is a Liquidity Event before the termination of this Safe, the company will automatically issue to the investor a number of Safe Preferred Stock equal to the purchase amount divided by the discounted price. As of December 31, 2019, the SAFEs have not yet converted to equity. The notes have been classified as non-current liability as the Company might settle them in cash in certain cases.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

As of December 31, 2019, the SAFE has not yet converted to equity. The entire notes have been classified as non-current liability as the Company might settle them in cash in certain cases.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019		2018	
Net Operating Loss	$	(44,789)	$	(4)
Valuation Allowance		44,789		4
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019		2018	
Net Operating Loss	$	(44,797)	$	(4)
Valuation Allowance		44,797		4
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $158,572. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018 the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018 the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

6.   RELATED PARTY

As of December 31, 2019, the company has a receivable from its founder and CEO Daniel Uribe Benitez in the amount of $1,619.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Operating lease

During 2019, the company entered into a 6 months rental contract with CColab44 America Inc. for shared workplace for $333 per month. In 2019, rental expense incurred was in the amount of $ 1,310.

During 2019, the company entered into a month to month rental contract with Ace Parking for parking lots. In 2019, rental expenses incurred in the amount of $ 840.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 13, 2020, the date the financial statements were available to be issued.

On April 21, 2020, the Company received an equity free $50,000 grant in order to incentivize the use of EOSIO Blockchain Technology in the next 6 to 12 months with no ownership conditions.

On July 31, 2020, the Company completed up to $1,070,000 of (the "Crowdfunded Offering") in Simple Agreements for Future Equity (SAFEs) through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering. The company received a total disbursement of $423,787 excluding commission and fees in the amount of $40,643.

On August 7, 2020, the Company entered a convertible promissory note agreement with a certain investor in the amount of $25,000. The note carries an interest rate of 2% and matures after 24 months from the issuance date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $158,558, an operating cash flow loss of $160,163 and an accumulated deficit of $158,522 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.